Notice to the Oslo Stock Exchange

[redacted]

ORKLA

www.orkla.com

08003683

P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Trade subject to notification

On 24 June 2008, in connection with Orkla`s option programme, 15 000 options were exercised at a strike price of NOK 40.14 per share.

A total of 11 027 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 676 500 synthetic options of the cash bonus programme.

Orkla holds 21 957 390 treasury shares.

Orkla ASA,
Oslo, 25 June 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26